FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
       FILING COMPANY: CLEARONE COMMUNICATIONS, INC., REGISTRATION NO. 333-82242
                                                SUBJECT COMPANY: E.MERGENT, INC.


FOR IMMEDIATE RELEASE

CONTACT:

Bryce Benson, Investor/Media Relations  James Hansen, Chief Executive Officer
ClearOne Communications Inc.            E.mergent Inc.
Phone: 1.801.974.3786, 1.800.945.7730   Phone: 763-201-2624
Fax: 1.801.977.0087                     E-mail: jhansen@emergentincorporated.com
E-mail: bryce.benson@clearone.com


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             SEC Declares Effective ClearOne Registration Statement
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                 E.mergent Stockholder Meeting Set for May 31, 2002

SALT LAKE CITY and GOLDEN HILLS, Minn., May 7, 2002--ClearOne Communications Inc. (Nasdaq: CLRO) and E.mergent Inc. (Nasdaq: EMRT) today announced that the Securities and Exchange Commission has declared effective the registration statement on Form S-4 filed by ClearOne for the issuance of ClearOne stock in its proposed merger with E.mergent. ClearOne and E.mergent announced a definitive agreement on Jan. 21, 2002, under which ClearOne agreed to acquire E.mergent for a combination of cash and shares of ClearOne stock.

Proxy materials will soon be mailed to all E.mergent stockholders to approve the proposed merger. E.mergent stockholders as of April 5, 2002, will be entitled to vote on the merger at a special meeting of stockholders to be held at 10 a.m. on May 31, 2002, at E.mergent's offices, 6110 Golden Hills Drive, Golden Valley, Minn.

About ClearOne
ClearOne Communications Inc. (www.clearone.com) develops conferencing products and services to enhance communication, collaboration and productivity between geographically dispersed enterprises.

About E.mergent
E.mergent Inc. (www.emergentincorporated.com), formerly VideoLabs Inc., is a global organization committed to developing products and services for multimedia-rich visual communication solutions.

Forward-Looking Disclaimer
To the extent any statement presented herein deals with information that is not historical, such statement is necessarily forward-looking and made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. As such, it is subject to the occurrence of many events outside ClearOne's and E.mergent's control that could cause ClearOne's and E.mergent's results to differ materially from those anticipated. Please

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see the risk factors contained in ClearOne's and E.mergent's most recent SEC filings, including ClearOne's Form S-4A filed on May 7, 2002, ClearOne's annual report on Form 10-K for June 30, 2001, and E.mergent's annual report on Form 10-KSB for December 31, 2001.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ClearOne has filed with the SEC a registration statement that includes a proxy statement/prospectus for the merger. The registration statement and proxy statement/prospectus contain important information about ClearOne, E.mergent, the merger and related matters, including detailed risk factors. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the SEC at http://www.sec.gov, or by directing a request to ClearOne at 1825 Research Way, Salt Lake City, UT 84119, attention: Bryce Benson, telephone (801) 975-7200, or to E.mergent at 6110 Golden Hills Drive, Golden Valley, MN 55416, attention Jill Larson, telephone (763) 201-2623. In addition to the registration statement and the proxy statement/prospectus, ClearOne and E.mergent file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC, or by contacting ClearOne and E.mergent at the addresses listed above.

E.mergent, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning the participants in the solicitation is set forth in the ClearOne's registration statement and the definitive proxy statement/prospectus.

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